Rentokil Initial

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

[redacted]

08000555

FILE NO: 82-34878

1 February 2008

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company x 3

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

(5)

Rentokil Initial

Rentokil Initial PLC - Directorate Change

RNS Number:6912L

Rentokil Initial PLC

14 January 2008

14 January, 2008

Rentokil Initial announces the appointment of Richard Burrows as Non-Executive Director

Rentokil Initial plc today announces the appointment of Richard Burrows to the Board of the Company as a Non-Executive Director with effect from today.

Richard Burrows (aged 61) is Governor of the Bank of Ireland and the former Joint CEO of Pernod Ricard.

Brian McGowan, Chairman of Rentokil Initial, said: 'We are delighted to welcome Richard to the Board of Rentokil Initial and I am certain that he will make a valuable contribution to the future development of the Group.'

Richard Burrows said: 'Rentokil Initial is an international business with widely recognised brands and great potential throughout Asia, Europe and the North America. The management team have established a solid platform for future growth

and I look forward to working with them to ensure the business delivers its full potential.'

- Ends -

Media enquiries:

Malcolm Padley Rentokil Initial plc 07788 978199

Kate Holgate / Tom Williams Brunswick Group 020 7404 5959

Note to Editors:

* Richard Burrows trained as a chartered accountant before joining Irish Distillers in 1971, where he worked in various areas of the business before being appointed Chief Executive of the business in 1978, and Chairman/CEO in 1991. Richard held this position for nine years before being appointed co-Chief Executive of Irish Distillers' parent company Pernod Ricard in 2000, from which he retired, on reaching the age of 60, in 2005. Richard also serves as the Governor of the Bank of Ireland and is a Non-Executive Director of Pernod Ricard and of Cityjet. He headed the Irish employers' organisation IBEC between 1998 and 2000.

* Rentokil Initial is one of the largest business services companies in

the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a wide range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, office plants and artwork, parcels delivery and facilities services.

END

BOAGUUQUGUPRGGC

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:4873L

Rentokil Initial PLC

10 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

08 January 2008

6. Date on which issuer notified:

09 January 2008

7. Threshold(s) that is/are crossed or reached:

Reached 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ordinary shares Number of Number of voting Rights

shares (viii)

94,414,196 94,414,196

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN CODE shares rights (ix) rights

Direct Direct(x) Indirect (xi) Direct Indirect

Ordinary shares 110,789,037 0 110,789,037 0% 6.1%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

110,789,037 6.1%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (98,383,480 ordinary shares) and ValueAct Capital Master Fund III, L.P. (12,405,557 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in

DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- *in the circumstances foreseen in* DTR 5.2.1 (c), the person *holding* the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights *attached to the shares and the person who is disposing of the voting rights* when

the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural

person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into,

introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLURARRWVRAAAR

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
11 January 2008

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 January 2008

6. Date on which issuer notified:

11 January 2008

7. Threshold(s) that is/are crossed or reached:

Reached 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01 B082RF1	125,454,798	125,454,798

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01 B082RF1	129,380,192	0	129,380,192	0%	7.129%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
129,380,192	7.129%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

27,403 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

303,823 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

89,760 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,332 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

678,350 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

128,267,524 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths
Company Secretary

15. Contact telephone number:
020 7592 2710

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number:+ 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number: +44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct

shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:8687M

Rentokil Initial PLC

30 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of *financial* instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 January 2008

6. Date on which issuer notified:

30 January 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ord 1p Number of Number of voting Rights

shares (viii)

GB00B082RF11 90,125,448 90,125,448

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN shares rights (ix) rights

CODE

Ord 1p Direct Direct (x) Indirect Direct Indirect

(xi)

GB00B082RF11

91,860,648 91,860,648 - 5.06% -

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

N/A N/A N/A N/A N/A

Total (A+B)

Number of voting rights % of voting rights

91,860,648 5.06%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Limited ('Silchester') acts as investment manager for the clients detailed in Question 4. above ('Client'). In acting for their Client, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, they do not act as their Clients' custodian and therefore shares are not held in Silchester's name but in the name of the Client's custodian bank.

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Silchester International Investors Limited

Contact address (registered office for legal entities):

Time & Life Building

1 Bruton Street, 5th Floor

London, W1J 6TL

Phone number:

020 7518 7125

Other useful information (at least legal representative for legal persons):

Attn: Timothy Linehan, Compliance Officer

B: Identity of the notifier, if applicable (xvii)

Full name:

N/A

Contact address:

N/A

Phone number:

N/A

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying

the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and

declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the

voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or

more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

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HOLURUURWRRAOAR

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